AMARC REPORTS SIGNIFICANT COPPER-MOLYBDENUM-SILVER PORPHYRY
DISCOVERY AT IKE, SOUTH-CENTRAL BRITISH COLUMBIA

November 24, 2014, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR;OTCBB: AXREF) is pleased to announce that it has made a significant copper-molybdenum-silver discovery at its IKE Project located approximately 40 kilometres northwest of Gold Bridge, British Columbia (“BC”). Assay results received from an initial nine hole (5,400 metre) diamond drill program have confirmed the presence of an important porphyry-style deposit.

The nine discovery drill holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to depths of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth. These holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes. Amarc has secured additional mineral claims in the IKE area to cover other compelling deposit targets as well as potential infrastructure sites. A comprehensive corporate and technical business plan is being implemented to efficiently move IKE forward.

Highlights from the nine hole discovery drill program include:

•	247 metres of 0.42% CuEQ1 @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	234 metres of 0.43% CuEQ @ 0.26% Cu, 0.040% Mo and 1.7 g/t Ag
•	92 metres of 0.41% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.49% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.41% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.46% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag

“Our Amarc team has made an exciting new bulk tonnage porphyry copper-molybdenum-silver discovery at IKE in the heartland of British Columbia’s producing porphyry copper mines," said Amarc Executive Chairman Bob Dickinson. “The extent, continuity and grade of the mineralization encountered indicate important potential resource volumes. It is very encouraging that long, continuous intercepts at IKE have returned copper equivalent grades in the range of those for operating copper mines in the province. Amarc is planning an expanded drill program at IKE in 2015, with the goal of fully delineating the copper-molybdenum-silver deposit.”

A drill plan, cross sections and other maps and results from the 2014 programs are included in the new corporate presentation on the Amarc website at (http://www.amarcresources.com).

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. The footprint of the hydrothermal system at IKE is approximately six square kilometres. More recent site exploration conducted following the 2014 discovery drilling program includes a new, high resolution airborne magnetic survey, a copper and multi-element in talus fines geochemical survey and a detailed Induced Polarization (“IP”) ground geophysical survey. These surveys indicate exciting expansion potential beyond the immediate area of the IKE discovery drilling. For example, numerous talus fines samples collected up to 800 metres southwest and 600 metres southeast of the area drilled assayed 1,000 to 3,800 ppm copper (0.10% to 0.38% Cu). Furthermore, the IP survey which covered only a portion of the hydrothermal system outlined two coalescing porphyry mineralizing systems, measuring approximately 800 metres north-south and 2,250 metres east-west. This porphyry-style mineralization remains open to expansion to the south and north, and is largely co-incident with major magnetic low features. These features indicate the presence of well-defined, broad-scale magnetite destruction zones that are important targets for additional drilling.

1Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$20.00/0z. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multiphase intrusive rocks. A possible geological analogue to guide further drilling activity at IKE is BC’s Highland Valley porphyry copper-molybdenum deposit; it has a similar geological setting within the interior of a felsic batholith, as well as comparable metal assemblage and grades. The regional structural setting at IKE also includes major northwest-trending structures and dykes, which were active in the Tertiary period during formation of the IKE deposit. This overall setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

Results from Amarc’s nine discovery drill holes are summarized in the Table of Assay Results below.

IKE DISCOVERY
TABLE OF ASSAY RESULTS

Drill Hole	Dip	Azim	EOH		From	To	Int.2,3	CuEQ¹	Cu	Mo	Ag
ID	(°)	(°)	(m)	Incl.	(m)	(m)	(m)	(%)	(%)	(%)	(g/t)
IK14001	-45	0	742.2		55.0	213.7	158.7	0.38	0.27	0.020	2.5
					242.0	489.0	247.0	0.42	0.28	0.030	2.0
				incl.	242.0	275.0	33.0	0.43	0.35	0.011	4.1
				incl.	284.6	362.5	77.9	0.44	0.31	0.027	2.0
				incl.	372.9	395.2	22.3	0.45	0.25	0.045	1.7
				incl.	404.1	489.0	84.9	0.50	0.30	0.045	1.7
					528.0	634.6	106.6	0.28	0.23	0.009	1.9
IK14002	-45	100	551.1		57.3	180.1	122.8	0.41	0.32	0.017	2.5
					206.0	494.6	288.6	0.40	0.24	0.038	1.6
				incl.	206.0	440.0	234.0	0.43	0.26	0.040	1.7
				and	206.0	364.0	158.0	0.45	0.26	0.046	1.7
				and	368.5	440.0	71.5	0.41	0.27	0.031	1.7
					521.7	551.1	29.4	0.45	0.15	0.076	0.6
IK14003	-60	180	419.4		10.2	102.0	91.8	0.41	0.31	0.020	2.1
					282.0	365.0	83.0	0.20	0.08	0.029	0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.29	0.13	0.036	0.9
IK14005	-60	0	772.7		32.0	80.0	48.0	0.27	0.23	0.007	1.4
					269.4	552.3	282.9	0.44	0.29	0.038	0.7
			.	incl	269.4	463.2	193.8	0.49	0.30	0.046	0.8
					602.9	616.1	13.2	0.33	0.29	0.009	0.6
IK14006	-45	90	681.8		9.0	75.0	66.0	0.25	0.21	0.008	1.3
					124.0	574.3	450.3	0.37	0.24	0.028	1.7
				incl	124.0	432.2	308.2	0.41	0.26	0.032	1.8
				and	124.0	207.8	83.8	0.43	0.31	0.026	2.2
				and	216.4	258.0	41.6	0.43	0.30	0.024	2.8
				and	381.9	432.2	50.4	0.72	0.35	0.088	1.8
				incl	441.9	490.0	48.1	0.46	0.27	0.044	1.8
					671.0	681.8	10.8	0.33	0.28	0.007	2.0
IK14007	-60	90	688.5		7.9	24.9	17.0	0.31	0.22	0.020	1.1
					139.5	167.0	27.5	0.27	0.06	0.051	0.5
					223.0	274.0	51.0	0.24	0.05	0.048	0.5
					304.0	411.9	107.9	0.24	0.12	0.030	0.7
IK14008	-45	90	788.8		135.4	168.0	32.6	0.30	0.24	0.009	2.0
					233.0	258.5	25.5	0.34	0.23	0.023	1.5
					278.1	567.0	288.9	0.37	0.27	0.022	1.6
				incl	287.7	384.3	96.6	0.46	0.32	0.030	2.2
				incl	418.7	462.8	44.0	0.38	0.31	0.015	1.8
				incl	484.0	564.0	80.0	0.38	0.30	0.018	1.6
					605.0	648.0	43.0	0.25	0.20	0.012	1.0
IK14009	-45	270	376.1		10.5	200.0	189.5	0.24	0.16	0.018	1.1
				incl	10.5	98.0	87.5	0.29	0.20	0.019	1.4

1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2 Widths reported are drill widths, such that the true thicknesses are unknown.
3 All assay intervals represent length weighted averages.

IKE has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at active BC porphyry copper (± molybdenum ± gold ± silver) mines. For example, Mt. Milligan has proven and probable reserves of 478 million tonnes at 0.20% copper and 0.39 g/t gold for a CuEQ1 grade of 0.44%, and Highland Valley has proven and probable mineral reserves of 663 million tonnes at 0.29% copper and 0.008% molybdenum for a CuEQ of 0.32% (see websites of Thompson Creek Metals Company Inc. and Teck Resources Limited, respectively).

At IKE, chalcopyrite and molybdenite were precipitated during at least three stages of hydrothermal activity. The mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses returned consistently low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest that there is potential to produce, clean good-grade copper and molybdenum concentrates by standard flotation processing.

In addition to the IKE mineral property, Amarc has acquired interests in extensive adjacent mineral tenures from two mining entities. Given the compelling exploration results from historical programs throughout the district (also discussed in Amarc’s new corporate presentation at (http://www.amarcresources.com) and the common tendency of porphyry deposits to form in clusters, the Company’s technical team believes these properties also have potential to host bulk-tonnage porphyry copper mineralization.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release. All drill core was logged, photographed and cut in half with a diamond saw. Half core samples were sent to Activation Laboratories Ltd (“Actlabs”) in Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, one standard, one in-line replicate and one inter-laboratory duplicate were inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch and then checked to ensure proper QAQC.

About the IKE Property
Amarc has the right to acquire a 100% interest in the IKE mineral tenures from two individuals (see www.amarcresources.com).

The IKE discovery is located 40 kilometres northwest of the historical mining community of Gold Bridge in an area of wide U-shaped valleys bounded by ridges within the Coast Range. The district has long been explored for its numerous showings of copper, molybdenum, gold and silver mineralization. Amarc’s discovery core drilling program was located above tree line within a large and barren cirque. Although current access to the property is by helicopter, there is good infrastructure in the region. Mainline logging roads which lead east to Gold Bridge are located 20 kilometres to the south of IKE. Power, railways and highways are all available in the area of Gold Bridge and the nearby town of Lillooet.

Amarc is committed to constructive engagement and building positive long-term relationships with all communities in the region, including mutually beneficial partnership agreements with Aboriginal groups (see Amarc corporate presentation at (http://www.amarcresources.com). The Company also continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

About Amarc Resources Ltd.

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE project, a major porphyry copper discovery in the heartland of BC’s copper mining industry.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of the Provinces’ and worlds’ most important mineral resources, such as Mt. Milligan, Kemess, Gibraltar, Prosperity, Xietongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s newly updated website at www.amarcresources.com where a new corporate presentation has been posted, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This presentation includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.